UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 3)
Under the Securities Exchange Act of 1934

Western Asset Inflation Management Fund Inc. (IMF)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

95766U107

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 95766U107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,627,781

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1,627,781

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,627,781

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

23.05%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 1,627,781 shares of the Western Asset Inflation Management Fund Inc. on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 23.05% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of Western Asset Inflation Management Fund Inc. fit the investment guidelines for various Accounts. Shares have been acquired since April 20, 2005.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 1,627,781 shares or 23.05% of the outstanding shares. George W. Karpus presently owns 837 shares. Karpus Investment Management Defined Benefit Plan presently owns 5,000 shares. Karpus Investment Management Profit Sharing Plan presently owns 6,900 shares. Dana R. Consler presently owns 300 shares. Kathleen F. Crane presently owns 25 shares. None of the other principals of KIM presently own shares of Western Asset Inflation Management Fund Inc.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market transactions for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market transactions:

 Date Shares Price Per Share
 9/23/2013  1,481  $16.00
 9/25/2013  400  $16.24
 9/26/2013  4,335  $16.26
 9/27/2013  1,934  $16.25
 9/27/2013  (250) $16.25
 9/30/2013  1,975  $16.37
 10/1/2013  5,081  $16.40
 10/2/2013  601  $16.40
 10/3/2013  5,361  $16.51
 10/4/2013  31,364  $16.50
 10/4/2013  (27,336) $16.50
 10/7/2013  6,955  $16.44
 10/7/2013  (725) $16.44
 10/8/2013  5,261  $16.42
 10/9/2013  4,293  $16.39
 10/10/2013  5,000  $16.28
 10/11/2013  300  $16.29
 10/14/2013  1,720  $16.34
 10/14/2013  (451) $16.36
 10/15/2013  16,925  $16.41
 10/16/2013  2,568  $16.32
 10/17/2013  245  $16.41
 10/18/2013  2,692  $16.48
 10/21/2013  100  $16.53
 10/28/2013  (400) $16.44
 10/31/2013  (100) $16.42
 11/14/2013  (90) $16.07
 11/15/2013  (1000) $16.18
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the Western Asset Inflation Management Fund Inc. securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased the Western Asset Inflation Management Fund Inc. for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a letter to the Fund on November 22, 2013 containing a shareholder proposal and director nominees. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Daniel Lippincott
Title:   Senior Tax-Sensitive Manager
Date:   November 25, 2013

EXHIBIT 1
Letter to the Fund
Transmitted November 22, 2013

VIA FACSIMILE AND FEDERAL EXPRESS              November 22, 2013
Robert I. Frenkel, Secretary and Chief Legal Officer
Western Asset Inflation Management Fund Inc.
c/o Legg Mason
100 First Stamford Place, 6th Floor
Stamford, Connecticut 06902

 Re: Western Asset Inflation Management Fund Inc. (NYSE: IMF)

Dear Mr. Frenkel:
This letter shall serve as notice to the Western Asset Inflation Management Fund Inc. ("IMF" or the "Fund"), as to the intention of Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") to nominate three (3) nominees (collectively, the "Karpus Nominees" or individually a "Karpus Nominee") for election to the Board of Directors of IMF (the "IMF Board" or the "Board") at the next meeting of IMF shareholders anticipated to be held in April 2014, or any postponement or adjournment thereof (the "Meeting"). As is more fully described below, Karpus is also submitting a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, which Karpus intends to present for a vote by shareholders at the Meeting.

Pursuant to the Fund's DEF14A filed on March 27, 2013, Karpus believes that the terms of three (3), Class III directors currently serving on the IMF Board expire at the Meeting. To the extent there are in excess of three (3) vacancies on the IMF Board to be filled by election at the Meeting, or in the event that IMF increases the size of the IMF Board beyond its existing size or takes any other action with regard to the number of Directors or the classification of Directors, Karpus reserves the right to nominate additional nominees to be elected to the IMF Board at the Meeting. If this notice shall be deemed for any reason to be ineffective with respect to the nomination of any or all of the Karpus Nominees at the Meeting, or if any individual Karpus Nominee shall be unable to serve for any reason, this letter shall continue to be effective with respect to the remaining Karpus Nominee(s) and as to any replacement Karpus Nominee(s) selected by Karpus.

As the Fund's proxy statement dated March 27, 2013 states: "The Board of Directors is responsible under applicable state law for overseeing generally the management and operations of the Fund ... The Directors review the Fund's financial statements, performance, net asset value and market price and the relationship between them, as well as the quality of the services being provided to the Fund. As part of this process, the Directors review the Fund's fees and expenses in light of the nature, quality and scope of the services being received while also seeking to ensure that the Fund continues to have access to high quality services in the future."

In looking at how the Board has handled each of these responsibilities, we believe their oversight has been subpar. Not only have the Fund's net asset value and price performance lagged the Barclays U.S. TIPs Index, they have also ranked toward the bottom of their Lipper peer group.

Additionally, in the Fund's Annual Report dated 12/31/2012, the Board acknowledged that: "the management fees paid by the Legg Mason Closed-end Funds generally were higher than those paid by the Legg Mason Open-End Funds." After "considering" the information provided to it from the Manager, the Board nonetheless continued with the status quo and continues to pay elevated expenses for an investment that has underperformed not only its index but also its Lipper peer group.

Based on our analysis of the Fund's performance, combined with the Fund's persistently wide discount to net asset value at which the Fund's shares have traded, we believe it is time for shareholders to elect new stewards of the Fund, and that the new independent directors will benefit all shareholders.

Through this letter, Karpus hereby notifies you of its intention to nominate Richard W. Cohen, Glen T. Insley, and Arthur Charles Regan to be elected to the IMF Board at the Meeting. The biographical information and consent for each Nominee are attached to this letter as Exhibits 1 and 2, respectively. Further, Karpus does not believe any Karpus Nominee is an "interested person" of IMF, as defined in the Investment Company Act of 1940.

In addition to the Karpus Nominees listed on Exhibit 1, below, Karpus also intends to present the following proposal (the "Proposal") pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, at the Meeting:

  BE IT RESOLVED, that the Investment Management Agreement between the Western Asset Inflation Management Fund ("IMF" or the "Fund") and Legg Mason Partners Fund Advisor, LLC ("Legg Mason" or the "Manager") shall be terminated.

  Supporting Statement

  Since the Fund was incepted in 2004, it has been plagued by a persistently wide discount to net asset value. Consequently, it has also suffered from poor relative price and net asset value performance.

  In addition to poor performance, the Fund also noted in its last annual report that the management fees paid by the Legg Mason Closed-end Funds generally were higher than those paid by the Legg Mason Open-end Funds. As a shareholder of IMF, we are therefore paying extra for performance that has lagged the Fund's benchmark on both a price and net asset value basis since inception. This is not acceptable.

  Shareholders have voiced their dissatisfaction with the Fund numerous times since inception with two particular examples showing a lack of confidence in the Fund's current Manager.

  First, according to the Fund's public filings, the last tender offer conducted by the Fund in July 2008 was so popular among shareholders that 66.8% of shares were properly tendered at 98% of the Fund's net asset value. This means that an overwhelmingly large portion of shareholders desired to receive close to the full value of their investment rather than continue to stay invested in the Fund.

  Second, in 2012, a shareholder submitted substantially the same proposal as Karpus is submitting. According to the Fund's press release, just under 50% of the Fund's shareholders who voted wished to have a different manager. However, because of the statutorily high voting requirement, the measure did not pass. As long-term shareholders in the Fund, we do not believe that such a substantial amount of shareholders' voices can be ignored forever.

  The Fund is likely to come up with a litany of arguments against our Proposal but the simple fact of the matter is that the current Manager has not been able to provide attractive long-term performance for the Fund. The Manager has been given ample time to prove its value to IMF's shareholders and we believe it has fallen short of being able to do so.

  It is clear that the time for change is now! If you agree and believe IMF should terminate its Investment Management Agreement with Legg Mason Partners Fund Advisor, LLC to provide the opportunity to replace them with a manager more focused on shareholder value, please vote FOR this Proposal.

  END OF PROPOSAL
As is required by Rule 14a-8, attached as Exhibits 3 and 4 are letters from U. S. Bank N.A. and the "record" holder of the referenced shares, verifying that the referenced shares were continuously and beneficially owned, and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of the above proposal and director nominations. Karpus intends to hold the shares referenced through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or if any additional information is required so that Karpus may promptly provide it in order to cure any deficiency.

Sincerely,

/s/

Brett D. Gardner
Senior Corporate Governance Analyst

cc: Edwin Larkin, Esq.
EXHIBIT 1
Director Information

Richard W. Cohen; Age: 59; Address: c/o Lowey Dannenberg Cohen & Hart, P.C., White Plains Plaza, One North Broadway, White Plains, New York 10601-2310; Nationality: U.S. Citizen; Share Ownership: 0 shares; Professional Experience: President of Lowey Dannenberg Cohen & Hart P.C., a law firm which devotes a substantial amount of its practice to representation of investors in public companies. Admitted to practice in New York and Pennsylvania and a member of the bars of the U.S. Supreme Court, the U.S. Courts of Appeals for the 1st, 2nd, 3rd, 6th and 11th Circuits; and the U.S. District Courts for the Southern and Eastern Districts of New York, the Eastern District of Michigan and the Eastern District of Pennsylvania; Education: Georgetown University (A.B. 1977) and the New York University School of Law (J.D. 1980); Directorships/Other: Mr. Cohen has advised boards of directors of public companies for approximately 30 years and served as a director of MGT Capital Investments, Inc. (NYSE:MGT) from 2011-2012.

Glen T. Insley, CFA; Age: 67; Address: 47 Blue Heron Road, Georgetown, South Carolina 29440-7022; Nationality: U.S. Citizen; Share Ownership: 500 shares; Professional Experience: Presently retired, formerly, Evergreen Investments, Senior Vice-President/Managing Director Investment Risk Management (2000-2007 (retired)), Evergreen Investments Senior Vice-President/Managing Director of Fixed Income (1993-2000); Education: Obtained Chartered Financial Analyst Designation (1980), Trinity College, B.A. (major in government, minor in economics) (1968); Directorships/Other: Chairman of Valuation Committee, Evergreen Funds (2004-2007), Chairman of Board, Vestaur Securities Corp. (a then AMEX listed closed-end fund that reorganized into an open-end fund in 2005) (1998-2005), Finance Committee Member, HUM Group Inc./Healthcare Underwriters Mutual Insurance (1995-2002).

Arthur Charles Regan; Age: 50; Address: 505 Eighth Avenue, Suite 800, New York, New York 10018; Nationality: U.S. Citizen; Share Ownership: 0 shares; Professional Experience: Mr. Regan is presently the President & CEO of Regan & Associates, Inc. a NY, NY based proxy solicitation/shareholder services firm founded by him in 1991 and has had numerous articles published on shareholder related matters. He was previously the President of David Francis & Co., Inc. and a Vice President at Morrow & Co, Inc., also proxy solicitation firms; Education: BS in Management & Organizational Behavior from NYU (1984); Directorships/Other: He also formerly served as an outside director and Corporate Secretary for US Wats, Inc. a Bala-Cynwyd, PA based publicly held telecommunications firm until that firm was merged out of existence.

EXHIBIT 2
Director Consents

EXHIBIT 3
U.S. Bank N.A. Letter

EXHIBIT 4
Cede & Co Letter